March 31, 2022

Mr. Karl Hiller

Branch Chief

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Washington, D.C 20549

(202) 551-3686

Dear Mr. Hiller:

            Camber Energy, Inc. (“Camber” or the “Company”), pursuant to items discussed with the SEC Staff on March 21, 2022, proposes to take the following steps to bring the open matters to resolution:

1 – Equity Method of Accounting for Camber’s Investment into Viking Energy Group, Inc.

Through extensive analysis and discussion with the staff of the SEC, the Company has concluded to account for its investment in Viking on the Equity Method of accounting effective with its initial investment on December 23, 2020.

2 – Accounting for Series C Preferred Stock

Based on discussions with the SEC staff and review of the accounting literature, we have determined that our initial and subsequent accounting treatment of the Camber Series C preferred shares should be corrected.  The Series C preferred shares were initially issued in September, 2016 and should have been recorded with a deemed dividend to recognize the required conversion premium upon issuance and a loss on derivative liability to recognize the variability if the shares were converted to common shares.  Subsequent measurement should have included adjustments to the carrying value of the Series C preferred shares to recognize changes in fair value due to changes in the Company’s stock price and recognition of gains or losses on conversion of the Series C preferred shares into common stock.  We performed our calculations of the accounting treatment of the Series C preferred stock as follows:

Prior to April 20, 2021

Issuance of the Series C shares

Upon issuance we determined that the Series C preferred shares included an embedded derivative and, because the conversion was generally outside the control of the Company, the Series C preferred shares were required to be recorded as temporary equity.  The Series C shares included a provision whereby the shares were immediately convertible into common shares at a value of $3.25 per share plus a “conversion premium” in the amount of the dividends that would have been paid if the preferred share had been held for 7 years.  The conversion premium is payable in cash or in a variable number of common shares based on the current VWAP of the Company’s common stock, at the Company’s option.  Upon issuance of the Series C preferred shares, we determined the amount to be the allocated to the derivative liability to be the conversion premium, assuming a cash settlement and we determined the redemption value of the Series C preferred shares to be the fair value of the common shares issuable to satisfy the conversion of the Series C preferred shares.  To the extent that consideration paid for the Series C preferred shares was less than the redemption value plus the derivative liability, we first allocated the consideration to the derivative liability and recorded the difference as a loss on derivative liability.  The consideration received never exceeded the derivative liability.  Consequently, no proceeds were allocated to the redemption value.  The redemption value was recorded as temporary equity and a deemed dividend.

Mr. Karl Hiller

March 31, 2022

Page | 2

Conversion of the Series C Shares

The Company receives notice of conversion from the holder with a calculation of the number of common shares required to be issued to satisfy the redemption value plus the conversion premium.  The Company has never elected to satisfy the conversion premium in cash.  The Company then issues the number of common shares determined by the holder.  The shares may be issued over time due to ownership limitations of the holder. Upon conversion of the Series C preferred shares, the Company reduced the derivative liability by the amount that was originally recorded for the number of Series C preferred shares converted.  Any difference between the current fair value of the common shares issued to satisfy the conversion premium and the originally recorded derivative liability was recorded as a loss on derivative liability.  Temporary equity is also reduced by the fair value the common shares issued to satisfy the redemption value (amounts recorded in temporary equity).  Any difference is recorded as additional deemed dividend or an equity contribution.

Quarterly Adjustments to the Series C shares

Each quarter, the Company determined the fair value of the common shares required to satisfy the redemption value of the outstanding Series C preferred shares and recorded an additional deemed dividend or an equity contribution for any differences.  The cash required to settle the conversion premium was unchanged until the dividend rate of 24.95% was increased in accordance with the terms of the Series C preferred shares to 34.95% due to covenant violations.  The increase in the conversion premium was recorded as an increase in the derivative liability and a loss on change in fair value of derivative liability.

April 20, 2021 amendment to the Series C preferred share COD

On April 20, 2021, the company amended the Series C preferred share certificate of designation (COD) to require all conversions to be in common shares, thus removing the cash option for redemption of the conversion premium.  We determined that the amendment required reclassification of the redemption value of the Series C preferred shares recorded in temporary equity to be reclassified to permanent equity with no further quarterly adjustments.

Effect on derivative liability

We determined that the removal of the cash option for conversion of the conversion premium changed the cash redemption assumption to assume, in all cases share redemption.  Therefore, the derivative liability is required to be recorded at the fair value of the equivalent number of common shares issuable to satisfy the conversion premium.  We recorded an adjustment to derivative liability and loss on derivative on April 20, 2021 and we will record changes in fair value of the derivative liability each quarter.

Proposed amended filings

The Company proposes to amend its 10-K/A for the year ended March 31, 2020, the 10-Q/A for the quarterly period ended June 30, 2020 and the 10-Q/A for the quarterly period ended September 30, 2020.  The financial statements will reflect cumulative adjustments to recognize the impact on prior periods.  We believe, due to the timing of the filings, filing amendments to any prior period would be of marginal benefit.

These proposed restatements will include appropriate disclosures for each of these filings and are contained herein in Exhibits A, B and C, respectively.

Mr. Karl Hiller

March 31, 2022

Page | 3

Sincerely,

/s/ Frank Barker, Jr.

Frank Barker, Jr.

Chief Financial Officer

cc. James Doris, Chief Executive Officer

Mr. Karl Hiller

March 31, 2022

Page | 4

EXHIBIT A

CAMBER – FORM 10-K/A – MARCH 31, 2020 (proposed changes)

EXPLANATORY NOTE – RESTATEMENT OF FINANNCIAL STATEMENTS

The Company is amending this Form 10-K/A to correct the company’s accounting for the Series C preferred stock.  After consultations with the SEC staff and our review of the applicable accounting requirements, the Company determined that the accounting for the Series C preferred shares required further amendment from our initial accounting treatment. We believe that the Series C preferred shares are temporary equity and include an embedded derivative due to the potential conversion into a variable number of common shares.  The Series C preferred shares are redeemable or convertible, at the company’s option, upon issuance.  The face value of the Series C preferred shares is convertible into common shares at a fixed rate. As a result, upon issuance a portion of the Series C preferred shares is recorded as temporary equity with a corresponding amount recorded as a deemed dividend.  The carrying value of the portion of the Series C preferred shares recorded in temporary equity is required to be adjusted based on the fair value of the Company’s common shares required to satisfy a conversion with a corresponding recognition of an additional deemed dividend or an equity contribution.

If the Series C preferred shares are redeemed or converted prior to the stated term, the dividends are required to be paid as if the shares were held to maturity.  As a result, the Company should have recorded a deemed dividend upon issuance and a derivative liability.  Any differences between the consideration paid for the Series C preferred shares and the value of the derivative liability less the portion allocated to temporary equity should have been recorded as a loss on derivative liability at issuance.  If the shares are converted into common shares with a value in excess of the recorded value of the derivative liability, an additional loss on the derivative is recognized.

After consultations with the SEC staff and the Company’s accounting advisors, the Company determined: (i) the impact of the error(s) is material for the fiscal years ended March 31, 2019 and 2020; and (ii) to restate its Annual Report on Form 10-K/A for the year ended March 31, 2020, inclusive of comparative financial statements for the year ended March 31, 2019, the previously filed quarterly report on Form 10-Q/A for the three months ended June 30, 2020, and the previously filed quarterly report on Form 10-Q/A for the three and six month periods ended September 30, 2020. See Note 4 to the Consolidated Financial Statements included in Item 8 for additional information and a reconciliation of the previously reported amounts to the restated amounts.

FOOTNOTE ON RESTATEMENT

NOTE 4 – Restatement of previously issued financial statements

The Company is restating the financial statements for the years ended March 31, 2020 and 2019 to correct the Company’s accounting for the Series C preferred stock.  After consultations with the SEC staff and our review of the applicable accounting requirements, the Company determined that the accounting for the Series C preferred shares required further amendment from our initial accounting treatment. We believe that the Series C preferred shares are temporary equity and include an embedded derivative due to the potential conversion into a variable number of common shares.  The Series C preferred shares are redeemable or convertible, at the company’s option, upon issuance.  The face value of the Series C preferred shares is convertible into common shares at a fixed rate. As a result, upon issuance a portion of the Series C preferred shares is recorded as temporary equity with a corresponding amount recorded as a deemed dividend.  The carrying value of the portion of the Series C preferred shares recorded in temporary equity is required to be adjusted based on the fair value of the Company’s common shares required to satisfy a conversion with a corresponding recognition of an additional deemed dividend or an equity contribution.

If the Series C preferred shares are redeemed or converted prior to the stated term, the dividends are required to be paid as if the shares were held to maturity.  As a result, the Company should have recorded a deemed dividend upon issuance and a derivative liability.  Any differences between the consideration paid for the Series C preferred shares and the value of the derivative liability less the portion allocated to temporary equity should have been recorded as a loss on derivative liability at issuance.  If the shares are converted into common shares with a value in excess of the recorded value of the derivative liability, an additional loss on the derivative is recognized.

Mr. Karl Hiller

March 31, 2022

Page | 5

The table below sets forth changes to the consolidated balance sheet as of March 31, 2020:

	As Previously
	Restated	Adjustments	As Restated

TOTAL ASSETS	9,695,218		9,695,218

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	1,474,221	-	1,474,221
Common stock payable	173,000	-	173,000
Accrued expenses	348,460	-	348,460
Derivative liability - Series C	8,669,831	61,329,835	69,999,666
Current ARO	30,227	-	30,227
Current income taxes payable	3,000	-	3,000
Total current liabilities	10,698,739	61,329,835	72,028,574

Asset retirement obligations	41,523	-	41,523

TOTAL LIABILITIES	10,740,262	61,329,835	72,070,097

Commitments and contingencies	-		-

TEMPORARY EQUITY
Preferred Stock Series C	39,389,202	(29,587,756)	9,801,446
STOCKHOLDERS EQUITY
Common Stock	5,000	-	5,000
Additional paid in capital	149,825,528	201,287,735	351,113,263
Accumulated deficit	(190,264,774)	(233,029,814)	(423,294,588)

Total stockholders’ (Deficit)	(40,434,246)	(31,742,079)	(72,176,325)

TOTAL LIABILITIES AND EQUITY	9,695,218	--	9,695,218

Mr. Karl Hiller

March 31, 2022

Page | 6

The table below sets forth changes to the consolidated balance sheet as of March 31, 2019:

	As previously
	Restated	Adjustments	As Restated

TOTAL ASSETS	8,582,672		8,582,672

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	1,521,329	-	1,521,329
Common stock payable	303,340	-	303,340
Accrued expenses	276,133	-	276,133
Current income taxes payable	3,000	-	3,000
Derivative liability - Series C	3,911,649	48,754,825	52,666,474
Total current liabilities	6,015,451	48,754,824	54,770,276

Asset retirement obligations	303,809	-	303,809
Derivative liability	5	-	5

TOTAL LIABILITIES	6,319,265	48,754,824	55,074,090

Commitments and contingencies	-		-

TEMPORARY EQUITY
Preferred Stock Series C	28,248,946	(25,538,266)	2,710,680

STOCKHOLDERS EQUITY
Preferred Stock Series B	44	-	44
Common Stock	13	-	13
Additional paid in capital	155,647,904	20,224,181	175,872,085
Retained earnings (deficit)	(181,650,293)	(44,440,737)	(225,091,031)

Total stockholders’ (deficit)	(25,985,540)	(23,216,559)	(49,202,099)

TOTAL LIABILITIES AND EQUITY	8,582,672	-	8,582,672

Mr. Karl Hiller

March 31, 2022

Page | 7

The table below sets forth changes to the consolidated statement of operations for the year ended March 31, 2020:

For the Year Ended March 31, 2020	As previously Restated	Adjustments	Restated

Operating revenues	397,118		397,118

Operating Expenses
Lease Operating Expenses	479,656		479,656
Severance and Property Taxes	14,440		14,440
Depreciation, Depletion, Amortization and Accretion	20,420		20,420
Impairment of Oil and Gas Properties	—		—
Gain on Sale of Property and Equipment	—		—
General and Administrative	4,909,871		4,909,871
Total	5,424,387		5,424,387)

Operating Income (Loss)	(5,027,269)		(5,027,269)

Other Expense (Income)
Interest Expense	14,771		14,771
Equity in Earnings of Unconsolidated Entity	(957,169)		(957,169)
Loss on Derivative liability	4,758,182	181,823,615	186,581,797
Other (Income) Expense, Net	(228,572)		(228,572)
Total Other Expense	3,587,212	181,823,615	190,169,009

Loss Before Income Taxes	(8,614,481)	(181,823,615)	(190,169,278)
Income Tax Benefit (Expense)	—		—
Net Loss	$(8,614,481)	(181,823,615)	$(190,169,278)
Less preferred dividends	6,041,356	1,110,512	7,151,868
Net loss attributable to common shareholders	(14,655,837)	(182,934,127)	(197,589,964)

Income (Loss) Per Common Share
Basic	$(6.95)	(86.71)	$(93.66)
Diluted	$(6.95)	(86,71)	$(93.66)

Weighted Average Number of Common Shares Outstanding
Basic	2,109,622	2,109,622	2,109,622
Diluted	2,109,622	2,109,622	2,109,622

Mr. Karl Hiller

March 31, 2022

Page | 8

The table below sets forth changes to the consolidated statement of operations for the year ended March 31, 2019:

For the Year Ended March 31, 2019	As previously Restated	Adjustments	Restated
Operating revenues	2,742,102		2,742,102

Operating Expenses
Lease Operating Expenses	2,870,908		2,870,908
Severance and Property Taxes	132,993		132,993
Depreciation, Depletion, Amortization and Accretion	478,770		478,770
Impairment of Oil and Gas Properties	1,304,785		1,304,785
Gain on Sale of Property and Equipment	(25,808,246		(25,808,246)
General and Administrative	5,152,766		5,152,766
Total	(15,868,024		(15,868,024)

Operating Income (Loss)	18,610,126)		18,610,126

Other Expense (Income)
Interest Expense	2,438,097		2,438,097
Equity in Earnings of Unconsolidated Entity			—
Loss on Derivative liability	27,431,824	23,610,428	51,042,252
Other (Income) Expense, Net	(474,124)		(474,124)
Total Other Expense (Income)	23,395,797	23,610,428	53,006,226

Loss Before Income Taxes	(10,785,671	(23,610,428)	(34,396,100)
Income Tax Benefit (Expense)	(3,000)		(3,000)
Net Loss	$(10,788,671)	(23,610,428)	$(34,399,100)
Less preferred dividends	4,224,027	(3,610,433)	613,594
Net Income (loss) attributable to common shareholders	15,012,698	(19,999,995)	(35,012,694)

Income (Loss) Per Common Share
Basic	$(3,799.72)	(5,062.01)	$(8,861.73)
Diluted	$(3,799.72)	(5,062.01)	$(8,861.73)

Weighted Average Number of Common Shares Outstanding
Basic	3,951	3,951	3,951
Diluted	3,951	3,951	3,951

Mr. Karl Hiller

March 31, 2022

Page | 9

EXHIBIT B

VIKING – FORM 10-Q/A – JUNE 30, 2020 (proposed changes)

EXPLANATORY NOTE – RESTATEMENT OF FINANCIAL STATEMENTS

The Company is amending this Form 10-Q/A to correct the company’s accounting for the Series C preferred stock.  After consultations with the SEC staff and our review of the applicable accounting requirements, the Company determined that the accounting for the Series C preferred shares required further amendment from our initial accounting treatment. We believe that the Series C preferred shares are temporary equity and include an embedded derivative due to the potential conversion into a variable number of common shares.  The Series C preferred shares are redeemable or convertible, at the company’s option, upon issuance.  The face value of the Series C preferred shares is convertible into common shares at a fixed rate. As a result, upon issuance a portion of the Series C preferred shares is recorded as temporary equity with a corresponding amount recorded as a deemed dividend.  The carrying value of the portion of the Series C preferred shares recorded in temporary equity is required to be adjusted based on the fair value of the Company’s common shares required to satisfy a conversion with a corresponding recognition of an additional deemed dividend or an equity contribution.

If the Series C preferred shares are redeemed or converted prior to the stated term, the dividends are required to be paid as if the shares were held to maturity.  As a result, the Company should have recorded a deemed dividend upon issuance and a derivative liability.  Any differences between the consideration paid for the Series C preferred shares and the value of the derivative liability less the portion allocated to temporary equity should have been recorded as a loss on derivative liability at issuance.  If the shares are converted into common shares with a value in excess of the recorded value of the derivative liability, an additional loss on the derivative is recognized.

After consultations with the SEC staff and the Company’s accounting advisors, the Company determined: (i) the impact of the error(s) is material for the fiscal years ended March 31, 2019 and 2020; and (ii) to restate its Annual Report on Form 10-K/A for the year ended March 31, 2020, inclusive of comparative financial statements for the year ended March 31, 2019, the previously filed quarterly report on Form 10-Q/A for the three months ended June 30, 2020, and the previously filed quarterly report on Form 10-Q/A for the three and six month periods ended September 30, 2020. See Note 4 to the Consolidated Financial Statements included in Item 8 for additional information and a reconciliation of the previously reported amounts to the restated amounts.

FOOTNOTE ON RESTATEMENT

NOTE 4 – Restatement of previously issued financial statements

The Company is restating the financial statements for the three months ended June 30, 2020 and 2019 to  correct the Company’s accounting for the Series C preferred stock.  After consultations with the SEC staff and our review of the applicable accounting requirements, the Company determined that the accounting for the Series C preferred shares required further amendment from our initial accounting treatment. We believe that the Series C preferred shares are temporary equity and include an embedded derivative due to the potential conversion into a variable number of common shares.  The Series C preferred shares are redeemable or convertible, at the company’s option, upon issuance.  The face value of the Series C preferred shares is convertible into common shares at a fixed rate. As a result, upon issuance a portion of the Series C preferred shares is recorded as temporary equity with a corresponding amount recorded as a deemed dividend.  The carrying value of the portion of the Series C preferred shares recorded in temporary equity is required to be adjusted based on the fair value of the Company’s common shares required to satisfy a conversion with a corresponding recognition of an additional deemed dividend or an equity contribution.

Mr. Karl Hiller

March 31, 2022

Page | 10

If the Series C preferred shares are redeemed or converted prior to the stated term, the dividends are required to be paid as if the shares were held to maturity.  As a result, the Company should have recorded a deemed dividend upon issuance and a derivative liability.  Any differences between the consideration paid for the Series C preferred shares and the value of the derivative liability less the portion allocated to temporary equity should have been recorded as a loss on derivative liability at issuance.  If the shares are converted into common shares with a value in excess of the recorded value of the derivative liability, an additional loss on the derivative is recognized.

The table below sets forth changes to the consolidated balance sheet as of June 30, 2020:

	As Previously
	Restated	Adjustments	As Restated

TOTAL ASSETS	13,910,159	-	13,910,159

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	1,439,641		1,439,641

Accrued expenses	192,613		192,613
Derivative liability - Series C	14,370,827	64,559,215	78,930,042
Current ARO	52,402		52,402
Current income taxes payable	3,000		3,000
Total current liabilities	16,058,483	64,559,215	80,617,698

Asset retirement obligations	19,348		19,348
TOTAL LIABILITIES	16,077,831	64,559,215	80,637,046

TEMPORARY EQUITY
Preferred Stock Series C	40,080,571	(29,275,371)	10,805,200

STOCKHOLDERS DEFICIT
Preferred Stock Series A	-		-
Preferred Stock Series B	-		-
Common Stock	13,161		13,161
Additional paid in capital	155,298,998	261,207,365	416,506,363
Accumulated Deficit	(197,560,402)	(296,491,209)	(426,294,588)

Total Stockholders’ Deficit	(42,248,243)	(35,283,844)	(77,532,087)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	13,910,159		13,910,159

The filing will include the consolidated balance sheet as of March 31, 2020 (See Exhibit A).

Mr. Karl Hiller

March 31, 2022

Page | 11

The table below sets forth changes to the consolidated statement of operations for the three-month period ended June 30, 2020:

Three Months Ended June 30, 2020	As Previously Restated	Adjustments	Restated

Total Revenues	33,689		33,689

Operating Expenses
Lease Operating Expenses	69,291		69,291
Severance and Property Taxes	1,349		1,349
Depreciation, Depletion, Amortization, and Accretion	2,295		2,295
General and Administrative	686,663		686,663
Total Operating Expenses	759,598		759,598
Operating Loss	(725,909)		(725,909)

Other Expense (Income)
Interest Expense	—		—
Loss from Unconsolidated Entity	1,083,355		1,083,355
Other Expense (Income), Net	(214,632)		(214,632)
Loss on Derivative Liability	5,700,996	63,461,395	69,162,391
Total Other Expenses	6,569,719	63,461,395	70,031,114

Net Loss	$(7,295,628)	$(63,461,395)	$(70,757,023)
Less Preferred Dividends	1,680,756	1,895,891	3,576,647
Net Loss Attributable to Common Shareholders	(8,976,384)	(65,357,286)	(74,333,670)

Net Loss Per Common Share
Basic and Diluted	(1,19)	(8.68)	(8.87)

Weighted Average Number of Common Shares Outstanding
Basic and Diluted	7,527,903	7,527,903	7,527,903

Mr. Karl Hiller

March 31, 2022

Page | 12

The table below sets forth changes to the consolidated statement of operations for the three-month period ended June 30, 2019:

Three Months Ended June 30, 2019	As Previously Restated	Adjustments	Restated

Total Revenues	121,351		121,351

Operating Expenses
Lease Operating Expenses	123,557		123,557
Severance and Property Taxes	2,574		2,574
Depreciation, Depletion, Amortization, and Accretion	4,242		4,242
General and Administrative	1,331,991		1,331,991
Total Operating Expenses	1,462,364		1,462,364
Operating Loss	(1,341,013)		(1,341,013)

Other Expense (Income)
Interest Expense	847		847
Loss from Unconsolidated Entity	—		—
Other Expense (Income), Net	(54,262		(54,262
Loss on Derivative Liability	2,163,891		2,163,891
Total Other Expenses (Income)	(2,110,476)		2,110,476

Net Loss	$(3,451,489)	$-	$(3,451,489)
Less Preferred Dividends	1,453,718	(1,453,718)	-
Net Loss Attributable to Common Shareholders	(4,905,207)	1,453,718	(3,451,489))

Net Loss Per Common Share
Basic and Diluted	(319.60)	94.72	(224.88)

Weighted Average Number of Common Shares Outstanding
Basic and Diluted	15,348	15,348	15,348

Mr. Karl Hiller

March 31, 2022

Page | 13

EXHIBIT C

VIKING – FORM 10-Q/A – SEPTEMBER 30, 2020 (proposed changes)

EXPLANATORY NOTE – RESTATEMENT OF

The Company is amending this Form 10-Q/A to correct the company’s accounting for the Series C preferred stock.  After consultations with the SEC staff and our review of the applicable accounting requirements, the Company determined that the accounting for the Series C preferred shares required further amendment from our initial accounting treatment. We believe that the Series C preferred shares are temporary equity and include an embedded derivative due to the potential conversion into a variable number of common shares.  The Series C preferred shares are redeemable or convertible, at the company’s option, upon issuance.  The face value of the Series C preferred shares is convertible into common shares at a fixed rate. As a result, upon issuance a portion of the Series C preferred shares is recorded as temporary equity with a corresponding amount recorded as a deemed dividend.  The carrying value of the portion of the Series C preferred shares recorded in temporary equity is required to be adjusted based on the fair value of the Company’s common shares required to satisfy a conversion with a corresponding recognition of an additional deemed dividend or an equity contribution.

If the Series C preferred shares are redeemed or converted prior to the stated term, the dividends are required to be paid as if the shares were held to maturity.  As a result, the Company should have recorded a deemed dividend upon issuance and a derivative liability.  Any differences between the consideration paid for the Series C preferred shares and the value of the derivative liability less the portion allocated to temporary equity should have been recorded as a loss on derivative liability at issuance.  If the shares are converted into common shares with a value in excess of the recorded value of the derivative liability, an additional loss on the derivative is recognized.

After consultations with the SEC staff and the Company’s accounting advisors, the Company determined: (i) the impact of the error(s) is material for the fiscal years ended March 31, 2019 and 2020; and (ii) to restate its Annual Report on Form 10-K/A for the year ended March 31, 2020, inclusive of comparative financial statements for the year ended March 31, 2019, the previously filed quarterly report on Form 10-Q/A for the three months ended June 30, 2020, and the previously filed quarterly report on Form 10-Q/A for the three and six month periods ended September 30, 2020. See Note 4 to the Consolidated Financial Statements included in Item 8 for additional information and a reconciliation of the previously reported amounts to the restated amounts.

FOOTNOTE ON RESTATEMENT

NOTE 4 – Restatement of previously issued financial statements

The Company is restating the financial statements for the three and six months ended September 30, 2020 and 2019 to correct the Company’s accounting for the Series C preferred stock.  After consultations with the SEC staff and our review of the applicable accounting requirements, the Company determined that the accounting for the Series C preferred shares required further amendment from our initial accounting treatment. We believe that the Series C preferred shares are temporary equity and include an embedded derivative due to the potential conversion into a variable number of common shares.  The Series C preferred shares are redeemable or convertible, at the company’s option, upon issuance.  The face value of the Series C preferred shares is convertible into common shares at a fixed rate. As a result, upon issuance a portion of the Series C preferred shares is recorded as temporary equity with a corresponding amount recorded as a deemed dividend.  The carrying value of the portion of the Series C preferred shares recorded in temporary equity is required to be adjusted based on the fair value of the Company’s common shares required to satisfy a conversion with a corresponding recognition of an additional deemed dividend or an equity contribution.

If the Series C preferred shares are redeemed or converted prior to the stated term, the dividends are required to be paid as if the shares were held to maturity.  As a result, the Company should have recorded a deemed dividend upon issuance and a derivative liability.  Any differences between the consideration paid for the Series C preferred shares and the value of the derivative liability less the portion allocated to temporary equity should have been recorded as a loss on derivative liability at issuance.  If the shares are converted into common shares with a value in excess of the recorded value of the derivative liability, an additional loss on the derivative is recognized.

Mr. Karl Hiller

March 31, 2022

Page | 14

The table below sets forth changes to the consolidated balance sheet as of September 30, 2020:

	As Previously Restated	Adjustments	As Restated

TOTAL ASSETS	11,795,451	-	11,795,451

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	1,455,898		1,455,898
Accrued expenses	107,621		107,621
Derivative liability - Series C	30,866,933	58,247,245	89,114,178
Current ARO	25,766		25,766
Current income taxes payable	3,000		3,000
Total current liabilities	32,459,218	58,247,245	32,459,218

Asset retirement obligations	20,017		20,017
TOTAL LIABILITIES	1,612,302	30,866,933	32,479,235

TEMPORARY EQUITY
Preferred Stock Series C	6,000,000	32,002,002	38,002,002

STOCKHOLDERS EQUITY
Common Stock	25,000		25,000
Additional paid in capital	161,157,247	270,863,085	432,020,332
Retained (deficit)	(219,868,033)	(296,411,466)	(516,279,499)
Total stockholders’ (deficit)	(58,685,786)	(25,548,381)	(80,902,192)

TOTAL LIABILITIES AND EQUITY	11,795,451	-	11,795,451

The filing will include the consolidated balance sheet as of March 31, 2020 (See Exhibit A).

Mr. Karl Hiller

March 31, 2022

Page | 15

The table below sets forth changes to the consolidated statement of operations for the three month period ended September 30, 2020:

Three Months Ended September 30, 2020	As Previously Restated	Adjustments	Restated

Total Revenues	57,458		57,458

Operating Expenses
Lease Operating Expenses	27,222		27,222
Severance and Property Taxes	2,126		2,126
Depreciation, Depletion, Amortization, and Accretion	2,837		2,837
General and Administrative	852,915		852,915
Total Operating Expenses	885,100		885,100
Operating Loss	(827,642)		(827,642)

Other Expense (Income)
Loss from Unconsolidated Entity	1,056,766		1,056,766
Loss on Derivative Liability	20,251,123	(79,743)	20,171,380
Other Expense, Net	172,100		172,100
Total Other Expenses	21,479,989	(79,743)	21,400,246

Net Loss	$(22,307,631)	$79,743	$(22,227,888)
Less Preferred Dividends	1,651,219	(1,651,219)	-
Net Loss Attributable to Common Shareholders	(23,958,850)	1,730,962	(22,227,888)

Net Loss Per Common Share
Basic
Continuing Operations	$(1.21)	$.09	$(1.12)
Discontinued Operations	—		—
Total	$(1.21)	$.09	$(1.12)
Diluted
Continuing Operations	$(1.21)	$.09	$(1.12)
Discontinued Operations	—		—
Total	$(1.21)	$.09	$(1.12)

Weighted Average Number of Common Shares Outstanding- basic and diluted	19,815,872	19,815,872	19,815,872

Mr. Karl Hiller

March 31, 2022

Page | 16

The table below sets forth changes to the consolidated statement of operations for the six month period ended September 30, 2020:

Six Months Ended September 30, 2020	As Previously Restated	Adjustments	Restated

Total Revenues	91,147		91,147

Operating Expenses
Lease Operating Expenses	96,513		96,513
Severance and Property Taxes	3,475		3,475
Depreciation, Depletion, Amortization, and Accretion	5,132		5,132
General and Administrative	1,539,578		1,539,578
Total Operating Expenses	1,644,698		1,644,698
Operating Loss	(1,553,551)		(1,553,551)

Other Expense (Income)
Interest Expense	—		—
Loss from Unconsolidated Entity	2,140,121		2,140,121
Loss on Derivative Liability	25,952,119	63,381,652	89,333,771
Other Expense (Income), Net	(42,532		(42,532)
Total Other Expenses	28,049,708	63,381,652	91,431,360

Net Loss Before Discontinued Operations	(29,603,259)	(63,381,652)	(92,984,911)
Income from Discontinued Operations	—		—
Net Loss	$(29,603,259)	$(63,381,652)	$(92,984,911)
Less Preferred Dividends	3,331,975	244,672	3,576,647
Net Loss Attributable to Common Shareholders	(32,935,234)	(63,626,324)	(96,561,558)

Net Loss Per Common Share
Basic
Continuing Operations	$(2.40)	$(4.64)	$(7.04)
Discontinued Operations	—		—
Total	$(2.40)	$(4.64)	$(7.04)
Diluted
Continuing Operations	$(2.40)	$(4.64)	$(7.04)
Discontinued Operations	—		—
Total	$(2.40)	$(4.64)	$(7.04)

Weighted Average Number of Common Shares Outstanding- Basic and diluted	13,705,461	13,705,461	13,705,461

Mr. Karl Hiller

March 31, 2022

Page | 17

The table below sets forth changes to the consolidated statement of operations for the three-month period ended September 30, 2019:

Three Months Ended September 30, 2019	As Previously Restated	Adjustments	Restated

Total Revenues	92,753		92,753

Operating Expenses
Lease Operating Expenses	188,483		188,483
Severance and Property Taxes	4,031		4,031
Depreciation, Depletion, Amortization, and Accretion	3,592		3,592
General and Administrative	940,483		940,483
Total Operating Expenses	1,136,589		1,136,589
Operating Loss	(1,043,836)		(1,043,836)

Other Expense (Income)
Interest Expense	4,174		4,174
Loss on Derivative Liability	2,767,878	167,846,161	170,614,039
Other Expense (Income), Net	(9,278)		(9,278)
Total Other Expenses	2,762,774	167,846,161	170,608,935

Net Loss Before Discontinued Operations	(3,806,610)	(167,846,161)	(171,652,771)
Income from Discontinued Operations	761,768		761,768
Net Loss	$(3,044,842)	$(167,846,161)	$(170,891,003)
Less Preferred Dividends	1,468,328	(1,363,672)	104,656
Net Loss Attributable to Common Shareholders	(4,413,170)	(166,482,489)	(170,995,659)

Net Loss Per Common Share
Basic
Continuing Operations	$(10.69)	$(337.49)	$(348.18)
Discontinued Operations	1.54		1.54
Total	$(9.15)	$(337.49)	$(346.64)
Diluted
Continuing Operations	$(10.69)	$(337.49)	$(348.18)
Discontinued Operations	1.54		1.54
Total	$(9.15)	$(337.49)	$(346.64)

Weighted Average Number of Common Shares Outstanding- Basic and diluted	493,300	493,300	493,300

Mr. Karl Hiller

March 31, 2022

Page | 18

The table below sets forth changes to the consolidated statement of operations for the six-month period ended September 30, 2019:

Six Months Ended September 30, 2019	As Previously Restated	Adjustments	Restated

Total Revenues	214,104		214,104

Operating Expenses
Lease Operating Expenses	312,040		312,040
Severance and Property Taxes	6,605		6,605
Depreciation, Depletion, Amortization, and Accretion	7,834		7,834
General and Administrative	2,272,474		2,272,474
Total Operating Expenses	2,598,953		2,598,953
Operating Loss	(2,384,849)		(2,384,849)

Other Expense (Income)
Interest Expense	5,021		5,021
Loss from Unconsolidated Entity	—		—
Loss on Derivative Liability	4,931,769	167,846,161	172,777,930
Other Expense (Income), Net	(63,540)		(63,540)
Total Other Expenses	4,873,250	167,846,161	(172,719,411)

Net Loss Before Discontinued Operations	(7,258,099)	(167,846,151)	(175,104,260)
Income from Discontinued Operations	761,768		761,768
Net Loss	$(6,496,331)	$(167,846,151)	$(174,342,492,)
Less Preferred Dividends	2,922,049	(2,922,049)	-
Net Loss Attributable to Common Shareholders	(9,418,380)	(164,924,112)	(174,342,492)

Net Loss Per Common Share
Basic
Continuing Operations	$(39.24)	$(635.71)	$(674.95)
Discontinued Operations	2.94		2.94
Total	$(36.30)	$(635.71)	$(672.02)
Diluted
Continuing Operations	$(39.24)	$(635.71)	$(674.95)
Discontinued Operations	2.94		2.94
Total	$(36.30)	$(635.71)	$(672.02)

Weighted Average Number of Common Shares Outstanding- Basic and diluted	259,432	259,432	259,432